                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                           ($000s, except for ratios)


                                          Six Months
                                             Ended                   Year Ended December 31,
                                            June 30, --------------------------------------------------
                                             1996        1995       1994      1993      1992      1991
                                          ---------- ----------  --------  --------  --------  --------
Net income                                 $ 15,665  $  (6,108)  $  7,364  $ 38,102  $ 39,688  $ 20,850
Income taxes                                  8,301     (2,158)     4,160    17,529    18,757    11,933
                                           --------  ---------   --------  --------  --------  --------
Pre-tax income                               23,966     (8,266)    11,524    55,631    58,445    32,783
                                           --------  ---------   --------  --------  --------  --------

Add:
  Interest expense on indebtedness           18,149     37,160     31,434    12,456    10,449    13,022
  Amortization of debt expense                  978      1,585      1,251         -         -         -
  Portion of rents representative of
    the interest factor                         260        590        354     1,218       558        85
                                           --------  ---------   --------  --------  --------  --------
Total fixed charges                          19,387     39,335     33,039    13,674    11,007    13,107
                                           --------  ---------   --------  --------  --------  --------

Income as adjusted                         $ 43,353  $  31,069   $ 44,563  $ 69,305  $ 69,452  $ 45,890
                                           ========  =========   ========  ========  ========  ========

Preferred dividend requirements             $ 5,220  $  15,431   $ 12,212  $  6,092  $  3,272  $  4,758
Ratio of pre-tax income to net income          1.53       1.35       1.56      1.46      1.47      1.57
                                           --------  ---------   --------  --------  --------  --------
                                              7,986     20,883     19,111     8,895     4,818     7,481

Total fixed charges per above                19,387     39,335     33,039    13,674    11,007    13,107
Interest capitalized                            634      1,460      1,480     4,905     2,100     1,300
                                           --------  ---------   --------  --------  --------  --------
Total fixed charges and preferred
  dividends                                $ 28,007  $  61,678   $ 53,630  $ 27,474  $ 17,925  $ 21,888
                                           ========  =========   ========  ========  ========  ========

Ratio of earnings to combined fixed
  charges and preferred dividends              1.55        .50        .83      2.52      3.87      2.10
                                           ========  =========   ========  ========  ========  ========

       For the purpose of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges and preferred stock dividends.  Fixed charges consist of (i) interest (including capitalized interest, but excluding amortization of amounts previously capitalized) on all indebtedness; (ii) amortization of debt discount and expense;  (iii) that portion (one-third) of rental expense which the Company believes to be representative of interest; and (iv) preferred dividends as adjusted for taxes. The ratio for the year ended December 31, 1991 includes approximately $3 million related to the prepayment in the second quarter of the remaining preference distributions of $1.75 per unit to minority holders in the predecessor company.  Preferred dividends for the years ended December 31, 1991 through December 31, 1994 include quarterly dividends on the 7.25% Cumulative Senior Perpetual Convertible Preferred Stock.  In May of
1995, the Company redeemed the 7.25% Cumulative Senior Perpetual Convertible Preferred Stock; thus, the ratio for the year ended December 31, 1995 includes dividends paid of $1.2 million, a redemption premium of $2.0 million and up-front costs of $1.8 million related to this redemption.  The ratio also includes quarterly dividends on the $2.28 Cumulative Convertible Preferred Stock since November 1992 and quarterly dividends on the $2.625 Cumulative Convertible Preferred Stock since February 1994.

                                                                    Exhibit 12.2